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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund

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Overview	Characteristics	Risks	Manager Biographies	• Prospectus

- Account Application

• IRA Information Kit

- IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

OBJECTIVES	•	The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

STRATEGY	•	The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	January 4, 1965
Total Net Assets (as of 9/30/2009)	$39.9 billion
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.53%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	12%
Ticker Symbol	DODGX
CUSIP	256219106
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox® . All rights reserved.

Home	Contact Us	Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
User ID
Password

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund

RELATED DOCUMENTS

Overview	Characteristics	Risks	Manager Biographies	• Prospectus

- Account Application

• IRA Information Kit

- IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

STANDARDIZED RETURNS

as of September 30, 2009 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Stock Fund	-3.68%	-8.74%	0.82%	5.97%	10.36%
S&P 500® Index	-6.93%	-5.43%	1.02%	-0.15%	8.00%

FUND CHARACTERISTICS

as of September 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$92.24
Total Net Assets (billions)	$39.9
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.53%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	12%
30-Day SEC Yield(a)	1.11%
Fund Inception	1965

PORTFOLIO CHARACTERISTICS	FUND		S&P 500
Number of Stocks	83		500
Median Market Capitalization (billions)	$17		$8
Weighted Average Market Cap. (billions)	$56		$77
Price-to-Earnings Ratio(b)	13.2	x	21.4	x
Foreign Stocks (%)(c)	18.4%		0.0%

TEN LARGEST HOLDINGS (%)(d)	FUND
Hewlett-Packard Co.	4.8
Schlumberger, Ltd.	3.5
Novartis AG (Switzerland)	3.3
Comcast Corp.	3.2
General Electric Co.	3.2
Wells Fargo & Co.	3.2
Motorola, Inc.	3.0
Capital One Financial Corp.	2.9
Merck & Co., Inc.	2.8
GlaxoSmithKline PLC (United Kingdom)	2.8

ASSET ALLOCATION

SECTOR DIVERSIFICATION (%)	FUND	S&P 500
Health Care	23.1	13.1
Information Technology	20.1	18.7
Consumer Discretionary	17.2	9.1
Financials	12.5	15.2
Energy	9.7	11.7
Industrials	8.3	10.3
Materials	2.9	3.5
Telecommunication Services	2.1	3.2
Consumer Staples	1.5	11.5
Utilities	0.0	3.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500® Index (S&P 500®) is a widely recognized unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. Standard & Poor’s® and S&P 500® are trademarks of the The McGraw-Hill Companies, Inc.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox® . All rights reserved.

Objective	• The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

•   The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow, and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise, and the reputation, experience, and competence of a company’s management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION
Net Asset Value Per Share	$92.24
Total Net Assets (billions)	$39.9
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.53%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	12%
30-Day SEC Yield(a)	1.11%
Fund Inception	1965
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 24 years.

PORTFOLIO CHARACTERISTICS	Fund		S&P 500
Number of Stocks	83		500
Median Market Capitalization (billions)	$17		$8
Weighted Average Market Capitalization (billions)	$56		$77
Price-to-Earnings Ratio(b)	13.2	x	21.4	x
Foreign Stocks(c)	18.4%		0.0%

TEN LARGEST HOLDINGS (d)	Fund
Hewlett-Packard Co.	4.8%
Schlumberger, Ltd.	3.5
Novartis AG (Switzerland)	3.3
Comcast Corp.	3.2
General Electric Co.	3.2
Wells Fargo & Co.	3.2
Motorola, Inc.	3.0
Capital One Financial Corp.	2.9
Merck & Co., Inc.	2.8
GlaxoSmithKline PLC (United Kingdom)	2.8

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	S&P 500
Health Care	23.1%	13.1%
Information Technology	20.1	18.7
Consumer Discretionary	17.2	9.1
Financials	12.5	15.2
Energy	9.7	11.7
Industrials	8.3	10.3
Materials	2.9	3.5
Telecommunication Services	2.1	3.2
Consumer Staples	1.5	11.5
Utilities	0.0	3.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

Average Annual Total Return*

For periods ended September 30, 2009	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	-3.68%	-8.74%	0.82%	5.97%	10.36%
S&P 500 Index	-6.93	-5.43	1.02	-0.15	8.00

The Dodge & Cox Stock Fund had a total return of 19.9% for the third quarter of 2009, compared to 15.6% for the Standard & Poor’s 500 Index (S&P 500). For the nine months ended September 30, 2009, the Fund had a total return of 25.6%, compared to 19.3% for the S&P 500. At quarter end, the Fund had net assets of $39.9 billion with a cash position of 2.6%.

MARKET COMMENTARY

In the third quarter of 2009, markets continued to recover as investor expectations rose. The S&P 500 rose 58% from its low on March 9, 2009, though remained 29% below its peak on October 9, 2007. Corporate profits exceeded expectations, due largely to cost-cutting measures. The Federal Reserve kept interest rates near zero, and liquidity concerns abated as the capital markets that had been frozen in 2008 continued to thaw. The early signs of economic stabilization are encouraging and we remain optimistic about the long-term outlook for stocks. However, we remind investors that short-term outcomes are difficult to predict.

THIRD QUARTER PERFORMANCE REVIEW

The Fund outperformed the S&P 500 by 4.3 percentage points during the third quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

Relative returns in the Consumer Discretionary sector (up 25% versus up 19% for the S&P 500 sector), combined with a higher average weighting (17% versus 9%), had a positive impact. Liberty Interactive (up 119%) and News Corp. (up 32%) were strong performers.

•

Relative returns from holdings in the Information Technology sector (up 22% versus up 17% for the S&P 500 sector) contributed. Fund holdings eBay (up 38%), Motorola (up 30%), and Hewlett-Packard (up 22%) helped.

•	Returns from holdings in the Industrials sector (up 36% versus up 22% for the S&P 500 sector) also contributed. General Electric (up 41%) and FedEx (up 35%) were particularly strong.

•	Additional contributors included Capital One (up 64%), Dow Chemical (up 62%), and Novartis (up 24%).

KEY DETRACTORS FROM RELATIVE RESULTS

•

Weak returns from holdings in the Telecommunication Services sector (down 11% versus up 6% for the S&P 500 sector) hurt results. Sprint Nextel was down 18% for the quarter, but remained up sharply year to date.

•	Additional detractors included Sallie Mae (down 15%), WellPoint (down 7%), Bank of New York Mellon (down 1%), and Hitachi (down 1%).

YEAR-TO-DATE PERFORMANCE REVIEW

The Fund outperformed the S&P 500 by 6.4 percentage points year to date.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•	Returns from holdings in the Energy sector (up 27% versus up 8% for the S&P 500 sector) contributed. Schlumberger (up 43%), Baker Hughes (up 35%), and Occidental Petroleum (up 33%) were strong.

•

A higher average weighting in the Consumer Discretionary sector (18% versus 9% for the S&P 500 sector) had a positive effect. Liberty Interactive (up 252%), Sony (up 34%), News Corp. (up 34%), and Time Warner (up 33%) were strong performers.

•	Returns from holdings in the Telecommunication Services sector (up 133% versus up 2% for the S&P 500 sector) also contributed. Sprint Nextel (up 116%) was the standout.

•	Additional contributors included Credit Suisse (up 97%), Motorola (up 94%), Dow Chemical (up 78%), eBay (up 69%), and Citrix Systems (up 66%).

KEY DETRACTORS FROM RELATIVE RESULTS

•

A lower average weighting in the Financials sector (10% versus 13% for the S&P 500 sector), combined with weak relative returns (up 10% versus up 22%), detracted. Citigroup (down 45% to date of sale) and Sallie Mae (down 2%) were weak.

•	A much higher average weighting in the Health Care sector (27% versus 14% for the S&P 500 sector) hurt results, as the sector was relatively weak. UnitedHealth was down 6%.

•	Additional detractors included Hitachi (down 22%), Wal-Mart (down 11%), Xerox (down 1%), and Comcast (up 1%).

ADDITIONAL REPORTING

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2009

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

09/09 SF FS

Home	Contact Us	Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
User ID
Password

Create User ID
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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Information Kit
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

OBJECTIVES	• The Fund seeks long-term growth of principal and income.

STRATEGY

•   The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	May 1, 2008
Total Net Assets (as of 9/30/2009)	$718 million
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.82%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	15%
Ticker Symbol	DODWX
Fund Number	1049
CUSIP	256206202
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox® . All rights reserved.

Home	Contact Us	Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
User ID
Password

Create User ID
Login Problems?

Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Information Kit
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

STANDARDIZED RETURNS

as of September 30, 2009 (updated quarterly)

	1 YEAR	3 YEARS		5 YEARS		10 YEARS		20 YEARS
Global Stock Fund	9.70%	NA	†	NA	†	NA	†	NA	†
MSCI World Index	-2.28%	NA	†	NA	†	NA	†	NA	†

FUND CHARACTERISTICS

as of September 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$7.70
Total Net Assets (millions)	$718
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.82%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	15%
30-Day SEC Yield(a)	0.90%
Fund Inception Date	5/1/08

PORTFOLIO CHARACTERISTICS	FUND		MSCI WORLD
Number of Stocks	88		1,660
Median Market Capitalization (billions)	$21		$7
Weighted Average Market Cap. (billions)	$51		$60
Price-to-Earnings Ratio(b)	14.7	x	15.0	x
Countries Represented	24		23
Emerging Markets	11.7%		0.0%

TEN LARGEST HOLDINGS (%)(c)	FUND
Capital One Financial Corp. (United States)	2.8
Hewlett-Packard Co. (United States)	2.6
General Electric Co. (United States)	2.6
Schlumberger, Ltd. (United States)	2.5
Novartis AG (Switzerland)	2.4
Domtar Corp. (United States)	2.4
Merck & Co., Inc. (United States)	2.2
GlaxoSmithKline PLC (United Kingdom)	2.2
Lafarge SA (France)	2.2
Unicredit SPA (Italy)	2.1

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	FUND		MSCI WORLD
United States	38.0		47.7
Europe (excluding U.K.)	37.0		21.7
United Kingdom	8.2		9.9
Latin America	4.2		0.0
Japan	3.8		10.2
Pacific (excluding Japan)	3.5		5.7
Africa	2.3		0.0
Canada	0.0		4.8
Middle East	0.0	(d)	0.0

SECTOR DIVERSIFICATION (%)	FUND	MSCI WORLD
Financials	20.6	21.6
Health Care	14.7	10.1
Information Technology	13.9	11.5
Consumer Discretionary	12.5	9.3
Industrials	10.8	10.5
Materials	10.4	7.0
Energy	8.7	10.8
Telecommunicaton Services	4.1	4.5
Consumer Staples	1.3	10.0
Utilities	0.0	4.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)	Rounds to 0.0%.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI World Index is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses. MSCI World is a service mark of MSCI Barra.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Global Stock Fund’s inception date was May 1, 2008. The annualized total return since the Fund’s inception through September 30, 2009 (1.42 years) was -16.42%. The MSCI World Index’s annualized total return was -16.56% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks long-term growth of principal and income.

Strategy

•   The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well-established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

GENERAL INFORMATION
Net Asset Value Per Share	$7.70
Total Net Assets (millions)	$718
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.82%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	15%
30-Day SEC Yield(a)	0.90%
Fund Inception Date	May 1, 2008
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee, whose six members’ average tenure at Dodge & Cox is 19 years.

PORTFOLIO CHARACTERISTICS	Fund		MSCI World
Number of Stocks	88		1,660
Median Market Capitalization (billions)	$21		$7
Weighted Average Market Capitalization (billions)	$51		$60
Price-to-Earnings Ratio(b)	14.7	x	15.0	x
Countries Represented	24		23
Emerging Markets (Brazil, Egypt, India, Indonesia, Mexico, Russia, South Africa, Thailand, Turkey)	11.7%		0.0%

TEN LARGEST HOLDINGS(c)	Fund
Capital One Financial Corp. (United States)	2.8%
Hewlett-Packard Co. (United States)	2.6
General Electric Co. (United States)	2.6
Schlumberger, Ltd. (United States)	2.5
Novartis AG (Switzerland)	2.4
Domtar Corp. (United States)	2.4
Merck & Co., Inc. (United States)	2.2
GlaxoSmithKline PLC (United Kingdom)	2.2
Lafarge SA (France)	2.2
Unicredit SPA (Italy)	2.1

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund		MSCI World
United States	38.0%		47.7%
Europe (excluding United Kingdom)	37.0		21.7
United Kingdom	8.2		9.9
Latin America	4.2		0.0
Japan	3.8		10.2
Pacific (excluding Japan)	3.5		5.7
Africa	2.3		0.0
Canada	0.0		4.8
Middle East	0.0	(d)	0.0

SECTOR DIVERSIFICATION	Fund	MSCI World
Financials	20.6%	21.6%
Health Care	14.7	10.1
Information Technology	13.9	11.5
Consumer Discretionary	12.5	9.3
Industrials	10.8	10.5
Materials	10.4	7.0
Energy	8.7	10.8
Telecommunication Services	4.1	4.5
Consumer Staples	1.3	10.0
Utilities	0.0	4.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

(d)	Rounds to 0.0%.

Average Annual Total Return*

For the period ended September 30, 2009	1 Year	Since Inception (May 1, 2008)
Dodge & Cox Global Stock Fund	9.70%	-16.42%
MSCI World Index	-2.28	-16.56

The Dodge & Cox Global Stock Fund had a total return of 27.1% for the third quarter of 2009, compared to 17.5% for the MSCI World Index (MSCI World). For the nine months ended September 30, 2009 the Fund had a total return of 44.2%, compared to 24.9% for the MSCI World. At quarter end, the Fund had net assets of $718 million with a cash position of 3.0%.

MARKET COMMENTARY

Markets were very strong in the third quarter of 2009—almost every region posted double-digit percentage gains in U.S. dollar terms. The global equity markets have experienced significant volatility, which supports our view that short-term price movements are difficult to predict. We remain focused on investing in companies whose long-term prospects appear attractive in relation to current valuations. Our long-term investment horizon, combined with our detailed understanding of companies in the Fund, gives us the ability to be persistent and benefit from the current environment on behalf of our Fund’s shareholders.

THIRD QUARTER PERFORMANCE REVIEW

The Fund outperformed the MSCI World by 9.6 percentage points for the third quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS

The Fund’s performance was helped by both stock selection and the Fund’s relative overweight in certain sectors. Our willingness to hold certain securities that had been especially weak in the market downturn contributed positively to performance.

•

Stock selection in the Fund’s Materials holdings (up 52% versus up 20% for the MSCI World sector) and higher average Materials weighting (11% versus 7% for the MSCI World sector) were key contributors to relative performance. In particular, Domtar Corp. (up 112%) and Arkema (up 50%) helped relative performance.

•	The Fund’s Financials securities returned 34% while the MSCI World sector returned 26% in the quarter. Solid returns from Capital One (up 63%) and Unicredit (up 55%) helped relative performance.

•	Liberty Interactive (up 119%) was another notable contributor.

KEY DETRACTORS FROM RELATIVE RESULTS

•

The Fund’s overweight position in the Health Care sector detracted from relative results, given the sector’s continued underperformance. Weak returns from WellPoint (down 7%) detracted from performance.

•	Sprint (down 18%) hurt performance.

YEAR-TO-DATE PERFORMANCE REVIEW

The Fund outperformed the MSCI World by 19.3 percentage points year to date.

KEY CONTRIBUTORS TO RELATIVE RESULTS

The Fund’s performance was helped by both stock selection and the Fund’s relative overweight in certain sectors. Our willingness to hold certain securities that had been especially weak in the market downturn contributed positively to performance.

•

Stock selection in the Fund’s Materials holdings (up 82% versus up 45% for the MSCI World sector), combined with a sector overweighting, were key contributors to outperformance. Arkema (up 112%), Lanxess (up 85%), and Domtar (up 76%) contributed to results.

•

Stock selection in the Fund’s Energy holdings (up 38% versus up 19% for the MSCI World sector) also helped relative performance. Strong performers included Petrobras (up 97%), Ultrapar (up 84%), and Lukoil (up 71%).

•

The Fund’s year-to-date return in Financials of 54% outperformed the MSCI World sector’s return of 36%. Key contributors include Credit Suisse (up 107%), Unicredit (up 90%), and Standard Chartered (up 105%).

•

Strong relative returns in the Fund’s Consumer Discretionary holdings (up 53% versus up 32% for the MSCI World sector) also helped. Liberty Interactive (up 252%) and Naspers (up 90%) were the main contributors.

•	Individual strong performers included Infineon Technologies (up 374%) and Sprint Nextel (up 116%).

KEY DETRACTORS FROM RELATIVE RESULTS

•	The Fund’s overweight position in Health Care detracted from results.

•	Notable detractors from relative performance included Comcast (up 1%) and the Fund’s underweighting of Metals and Mining.

ADDITIONAL REPORTING

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2009

*	The Fund’s total returns include the reinvestment of any dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI World is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

MSCI World is a service mark of MSCI Barra.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

09/09 GSF FS

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• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

OBJECTIVES STRATEGY

•   The Fund seeks long-term growth of principal and income.

•   The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	May 1, 2001
Total Net Assets (as of 9/30/2009)	$35.3 billion
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.66%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	9%
Ticker Symbol	DODFX
CUSIP	256206103
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox® . All rights reserved.

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Information Kit
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

STANDARDIZED RETURNS

as of September 30, 2009 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS		20 YEARS
International Stock Fund	6.77%	-1.42%	8.34%	NA	†	NA	†
MSCI EAFE Index	3.23%	-3.60%	6.08%	NA	†	NA	†

FUND CHARACTERISTICS

as of September 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$31.62
Total Net Assets (billions)	$35.3
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.66%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	9%
30-Day SEC Yield(a)	1.45%
Fund Inception	2001

PORTFOLIO CHARACTERISTICS	FUND		MSCI EAFE
Number of Stocks	94		961
Median Market Capitalization (billions)	$14		$6
Weighted Average Market Cap. (billions)	$49		$50
Price-to-Earnings Ratio(b)	14.3	x	15.1	x
Countries Represented	30		21
Emerging Markets	21.2%		0.0%

TEN LARGEST HOLDINGS (%)(c)	FUND
Lafarge SA (France)	3.5
Naspers, Ltd. (South Africa)	3.3
Novartis AG (Switzerland)	3.0
Nokia Oyj (Finland)	2.7
Standard Chartered PLC (United Kingdom)	2.7
HSBC Holdings PLC (United Kingdom)	2.7
Unicredit SPA (Italy)	2.6
Schneider Electric SA (France)	2.6
Schlumberger, Ltd. (United States)	2.2
GlaxoSmithKline PLC (United Kingdom)	2.1

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	FUND	MSCI EAFE
Europe (excluding U.K.)	49.3	45.7
United Kingdom	13.1	20.8
Japan	12.9	21.5
Pacific (excluding Japan)	7.3	12.0
Latin America	6.4	0.0
Africa	5.6	0.0
United States	4.0	0.0
Middle East	0.1	0.0

SECTOR DIVERSIFICATION (%)	FUND	MSCI EAFE
Financials	22.9	26.6
Consumer Discretionary	16.1	9.7
Information Technology	12.2	5.0
Health Care	11.7	8.2
Industrials	10.5	11.3
Materials	9.7	9.4
Energy	8.5	8.1
Telecommunication Services	5.3	5.9
Consumer Staples	1.3	9.7
Utilities	0.5	6.1

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses. MSCI EAFE is a service mark of MSCI Barra.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2009 (8.42 years) was 8.92%. The MSCI EAFE Index’s annualized total return was 3.98% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	•	The Fund seeks long-term growth of principal and income.

Strategy	•	The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION
Net Asset Value Per Share	$31.62
Total Net Assets (billions)	$35.3
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.66%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	9%
30-Day SEC Yield(a)	1.45%
Fund Inception	2001
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 20 years.

PORTFOLIO CHARACTERISTICS	Fund		MSCI EAFE
Number of Stocks	94		961
Median Market Capitalization (billions)	$14		$6
Weighted Average Market Capitalization (billions)	$49		$50
Price-to-Earnings Ratio(b)	14.3	x	15.1	x
Countries Represented	30		21
Emerging Markets (Brazil, Czech Republic, Egypt, India, Indonesia, Israel, Mexico, Russia, South Africa, South Korea, Thailand, Turkey)	21.2%		0.0%

TEN LARGEST HOLDINGS (c)	Fund
Lafarge SA (France)	3.5%
Naspers, Ltd. (South Africa)	3.3
Novartis AG (Switzerland)	3.0
Nokia Oyj (Finland)	2.7
Standard Chartered PLC (United Kingdom)	2.7
HSBC Holdings PLC (United Kingdom)	2.7
Unicredit SPA (Italy)	2.6
Schneider Electric SA (France)	2.6
Schlumberger, Ltd. (United States)	2.2
GlaxoSmithKline PLC (United Kingdom)	2.1

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund	MSCI EAFE
Europe (excluding United Kingdom)	49.3%	45.7%
United Kingdom	13.1	20.8
Japan	12.9	21.5
Pacific (excluding Japan)	7.3	12.0
Latin America	6.4	0.0
Africa	5.6	0.0
United States	4.0	0.0
Middle East	0.1	0.0

SECTOR DIVERSIFICATION	Fund	MSCI EAFE
Financials	22.9%	26.6%
Consumer Discretionary	16.1	9.7
Information Technology	12.2	5.0
Health Care	11.7	8.2
Industrials	10.5	11.3
Materials	9.7	9.4
Energy	8.5	8.1
Telecommunication Services	5.3	5.9
Consumer Staples	1.3	9.7
Utilities	0.5	6.1

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

Average Annual Total Return*

For periods ended September 30, 2009	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	6.77%	-1.42%	8.34%	8.92%
MSCI EAFE Index	3.23	-3.60	6.08	3.98

The Dodge & Cox International Stock Fund had a total return of 24.4% for the third quarter of 2009, compared to 19.5% for the MSCI EAFE Index (MSCI EAFE). For the nine months ended September 30, 2009, the Fund had a total return of 44.4%, compared to 29.0% for the MSCI EAFE. At quarter end, the Fund had net assets of $35.3 billion with a cash position of 1.3%.

MARKET COMMENTARY

Markets were very strong in the third quarter of 2009: every major sector and almost every regional market had double-digit percentage gains in U.S. dollar terms. Over the past year, global equity markets have experienced significant volatility, which supports our view that short-term price movements in the stock market are difficult to predict. In constructing the International Stock Fund, we focus on investing in companies whose long-term prospects appear attractive in relation to current valuations, and we continue to find attractive opportunities today. Our long-term investment horizon, combined with our detailed understanding of companies in the Fund, gives us the ability to be persistent in a volatile environment. We encourage our shareholders to have a similar long-term view toward investing.

THIRD QUARTER PERFORMANCE REVIEW

The Fund outperformed the MSCI EAFE by 4.9 percentage points for the third quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

The Fund’s performance was helped by stock selection across all sectors. Our persistence in holding securities that were especially weak in the market downturn, and have since dramatically rebounded, contributed to performance. For example:

•

Returns from the Fund’s holdings in the Industrials sector (up 33% compared to up 19% for the MSCI EAFE Industrials sector) positively impacted performance. Notable performers included Wienerberger (up 84%), Volvo (up 50%), and Schneider Electric (up 33%).

•

The Fund’s holdings in the Materials sector (up 35% versus up 19% for the MSCI EAFE Materials sector) helped performance. In particular, the Fund’s overweight position and holdings in the Construction Materials industry, such as Lafarge (up 36%) and Cemex (up 38%), positively impacted results. Holdings in the Chemicals industry, such as Arkema (up 50%) and Akzo Nobel (up 41%), also helped results.

•

Selected holdings in Information Technology (up 22% versus up 14% for the MSCI EAFE Information Technology sector) contributed to performance. Alcatel-Lucent (up 78%) and Infineon Technologies (up 75%) performed well.

•

The Fund’s strong stock selection and underweight position in Japan, which was the weakest region of the market, aided performance results. Brother Industries (up 36%), NGK Spark Plug (up 35%), and Mitsubishi Electric (up 20%) were notable contributors.

KEY DETRACTORS FROM RELATIVE RESULTS

•	The Fund’s underweight position in European Financials, which was a strong area of the market, hurt the Fund’s results compared to the MSCI EAFE.

•	Selected key detractors included Bank of Yokohama (down 7%), Fuji Film (down 5%), and Schlumberger (up 10%).

YEAR-TO-DATE PERFORMANCE REVIEW

The Fund outperformed the MSCI EAFE by 15.4 percentage points year to date.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

The Fund’s performance was helped by stock selection across all sectors. Our persistence in holding securities that were especially weak in the market downturn, and have since dramatically rebounded, contributed to performance. For example:

•

The Fund’s holdings and overweight position in both the Information Technology sector (up 56% versus up 25% for the MSCI EAFE Information Technology sector), including Infineon Technologies (up 374%) and Alcatel-Lucent (up 110%), and in the Media industry (up 58% versus up 13% for the MSCI EAFE Media industry), including Net Services (up 98%) and Naspers (up 90%), significantly helped the Fund’s absolute and relative performance.

•

The Fund’s holdings in the Financials sector (up 61% compared to up 44% for the MSCI EAFE Financials sector) positively impacted performance. Notable performers included ICICI Bank (up 108%), Credit Suisse (up 107%), Standard Chartered (up 105%), and Unicredit (up 90%).

•	Stock selection in the Materials sector (up 73% versus up 50% for the MSCI EAFE Materials sector) helped performance. Arkema (up 112%) and Lafarge (up 80%) were notable contributors.

•

The Fund’s holdings in the Energy sector (up 42% versus up 25% for the MSCI EAFE Energy sector) aided performance. Petrobras (up 97%), Lukoil Holdings (up 71%), and Schlumberger (up 42%) were especially strong.

•	The Fund’s underweight position in the Utilities sector, the weakest sector of the market, helped results.

•	Strong returns from the Fund’s holdings in the Emerging Markets (up 67%) positively impacted absolute and relative performance.

KEY DETRACTORS FROM RELATIVE RESULTS

•	The Fund’s overweight position in the Health Care sector, a weaker sector of the market, detracted from overall results. Novartis (up 5%) and GlaxoSmithKline (up 10%) were relatively weak.

•	The Fund’s underweight position and stock selection in the Metals & Mining industry hurt relative performance.

•	Selected additional detractors included Bank of Yokohama (down 13%), Swiss Re (down 4%), and Nokia (down 2%).

ADDITIONAL REPORTING

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2009

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI EAFE Index is an unmanaged index of the world’s stock markets, excluding the United States. Index returns include dividends and/or interest income, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

MSCI EAFE is a service mark of MSCI Barra.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 1-800- 621-3979. Please carefully read the prospectus before investing.

09/09 ISF FS

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund
RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Information Kit
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

OBJECTIVES	• The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

STRATEGY	• The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks — The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities — The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

FUND FACTS
Fund Inception Date	June 26, 1931
Total Net Assets (as of 9/30/2009)	$15.8 billion
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.54%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	11%
Ticker Symbol	DODBX
Fund Number	146
CUSIP	256201104
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox® . All rights reserved.

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Information Kit
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

STANDARDIZED RETURNS

as of September 30, 2009 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Balanced Fund	3.40%	-4.29%	1.86%	6.29%	9.50%
Combined Index	0.61%	-0.42%	2.95%	2.74%	7.96%

FUND CHARACTERISTICS

as of September 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$62.00
Total Net Assets (billions)	$15.8
30-Day SEC Yield(a)	2.14%
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.54%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	11%
Fund Inception	1931

STOCK PORTFOLIO (72.2% OF FUND)

STOCK CHARACTERISTICS	FUND
Number of Stocks	83
Median Market Capitalization (billions)	$17
Price-to-Earnings Ratio(b)	13.1	x
Foreign Stocks (%)(c)	13.6%

FIVE LARGEST SECTORS (%)	FUND
Health Care	17.4
Information Technology	15.2
Consumer Discretionary	12.7
Financials	9.3
Energy	7.0

FIXED INCOME PORTFOLIO (24.7% OF FUND)

FIXED INCOME CHARACTERISTICS	FUND
Number of Fixed Income Securities	255
Effective Maturity	6.9 Years
Effective Duration	3.9 Years

CREDIT QUALITY (%)(e)	FUND
U.S. Government and Government Related	10.9
Aaa	0.0
Aa	2.5
A	1.9
Baa	5.5
Ba	1.7
B	0.2
Caa	1.3
Ca	0.7
C	0.0
Average Quality	A1

ASSET ALLOCATION

TEN LARGEST STOCKS (%)(d)	FUND
Hewlett-Packard Co.	3.8
Novartis AG (Switzerland)	2.5
Wells Fargo & Co.	2.5
Motorola, Inc.	2.4
Schlumberger, Ltd.	2.4
Comcast Corp.	2.3
Capital One Financial Corp.	2.2
Merck & Co., Inc.	2.1
General Electric Co.	2.1
GlaxoSmithKline PLC (United Kingdom)	2.1

SECTOR DIVERSIFICATION (%)	FUND
U.S. Treasury & Government Related	1.0
Mortgage-Related Securities	10.4
Asset-Backed Securities	0.0
Corporate	13.3

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS (%)(d)	FUND
General Electric Co.	1.1
Ford Motor Credit Co.	0.8
GMAC, Inc.	0.7
Burlington Northern Santa Fe Corp.	0.6
Time Warner, Inc.	0.6

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(e)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Barclays Capital Aggregate Bond (BCAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. Standard & Poor’s® and S&P 500® are trademarks of the The McGraw-Hill Companies, Inc. Barclays Capital® is a trademark of Barclays PLC.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks regular income, conservation of principal, and an opportunity for long-term growth of principal and income.

Strategy

•   The Fund invests in a diversified portfolio of common stocks, preferred stocks, and fixed income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs), and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

GENERAL INFORMATION
Net Asset Value Per Share	$62.00
Total Net Assets (billions)	$15.8
30-Day SEC Yield(a)	2.14%
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.54%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	11%
Fund Inception	1931
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 24 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 16 years.

STOCK PORTFOLIO (72.2%)	Fund
Number of Stocks	83
Median Market Capitalization (billions)	$17
Price-to-Earnings Ratio(b)	13.1	x
Foreign Stocks(c)	13.6%

SECTOR DIVERSIFICATION (FIVE LARGEST)
Health Care	17.4%
Information Technology	15.2
Consumer Discretionary	12.7
Financials	9.3
Energy	7.0

TEN LARGEST STOCKS (d)
Hewlett-Packard Co.	3.8%
Novartis AG (Switzerland)	2.5
Wells Fargo & Co.	2.5
Motorola, Inc.	2.4
Schlumberger, Ltd.	2.4
Comcast Corp.	2.3
Capital One Financial Corp.	2.2
Merck & Co., Inc.	2.1
General Electric Co.	2.1
GlaxoSmithKline PLC (United Kingdom)	2.1

ASSET ALLOCATION

FIXED INCOME PORTFOLIO (24.7%)	Fund
Number of Fixed Income Securities	255
Effective Maturity	6.9 years
Effective Duration	3.9 years

SECTOR DIVERSIFICATION
U.S. Treasury & Government Related	1.0%
Mortgage-Related Securities	10.4
Asset-Backed Securities	0.0
Corporate	13.3

CREDIT QUALITY (e)
U.S. Government & Government Related	10.9%
Aaa	0.0
Aa	2.5
A	1.9
Baa	5.5
Ba	1.7
B	0.2
Caa	1.3
Ca	0.7
C	0.0
Average Quality	A1

CORPORATE ISSUERS (FIVE LARGEST) (d)
General Electric Co.	1.1%
Ford Motor Credit Co.	0.8
GMAC, Inc.	0.7
Burlington Northern Santa Fe Corp.	0.6
Time Warner, Inc.	0.6

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

(e)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s or Fitch rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return1

For periods ended September 30, 2009	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	3.40%	–4.29%	1.86%	6.29%	9.50%
Combined Index	0.61	–0.42	2.95	2.74	7.96

The Dodge & Cox Balanced Fund had a total return of 16.0% for the third quarter of 2009, compared to 10.8% for the Combined Index1 (a 60/40 blend of stocks and fixed income securities). For the nine months ended September 30, 2009, the Fund had a total return of 23.7%, compared to 14.2% for the Combined Index. At quarter end, the Fund’s net assets of $15.8 billion were invested in 72.2% common stocks, 24.7% fixed income securities, and 3.1% cash.

MARKET COMMENTARY

U.S. equity and bond markets extended the gains achieved in the second quarter, fueled by an improving economic backdrop, the continuation of accommodative U.S. monetary and fiscal policies, better-than-expected corporate profitability (largely due to cost-cutting efforts), and a receding of the financial sector crisis. Reflecting these gains, the Standard & Poor’s 500 Index (S&P 500) rose 16% during the quarter and was up 58% from its low on March 9, 2009, though it remained 29% below its peak on October 9, 2007. The Barclays Capital Aggregate Bond Index returned 3.7% for the quarter, aided by falling U.S. Treasury rates and strong performance from the Corporate bond sector. The early signs of economic stabilization are encouraging and we remain optimistic about the long-term outlook. However, we remind investors that short-term outcomes are difficult to predict; instead, we remain focused on longer term trends in consumption, technology, health care, and global growth, and the effect of these and other factors on Fund holdings. We encourage our shareholders to have a similar long-term view toward investing.

THIRD QUARTER PERFORMANCE REVIEW

The Fund outperformed the Combined Index by 5.2 percentage points during the third quarter. The Fund’s higher allocation to equities than the Combined Index contributed to overall results given the strong equity market rally.

EQUITY PORTFOLIO

•

Strong relative returns in the Consumer Discretionary sector (up 25% versus up 19% for the S&P 500 sector), combined with a higher average weighting (17% versus 9%), had a positive impact. Liberty Interactive (up 119%) and News Corp. (up 32%) were strong performers.

•	Information Technology sector holdings performed well (up 22% versus up 17% for the S&P 500 sector), led by holdings eBay (up 38%), Motorola (up 30%), and Hewlett-Packard (up 22%).

•	Additional contributors included Capital One (up 64%), Dow Chemical (up 62%), General Electric (up 41%), FedEx (up 35%), and Novartis (up 24%).

•	Weak returns from holdings in the Telecommunication Services sector (down 12% versus up 6% for the S&P 500 sector) hurt results. Sprint Nextel was down 18%, but remained up sharply year to date.

•	Additional detractors included Sallie Mae (down 15%), WellPoint (down 7%), Bank of New York Mellon (down 1%), and Hitachi (down 1%).

FIXED INCOME PORTFOLIO

•

A significant Corporate sector overweight benefited relative returns as the Corporate sector strongly outperformed other major bond market sectors. In addition, many corporate holdings performed strongly, including AIG, Dillard’s, Ford Motor Credit, GMAC, Macy’s, Time Warner, and Bank of America and JPMorgan cumulative capital securities, offset slightly by poor performance from SLM Corp (Sallie Mae).

•	The portfolio’s Government Sponsored Enterprise (GSE)-guaranteed[2] mortgage-backed securities (MBS) holdings posted solid absolute and relative returns.

•	The portfolio’s sizable nominal yield advantage enhanced returns, as did its underweight position in U.S. Treasuries.

•	The portfolio held no CMBS or ABS, both of which continued to perform strongly in the third quarter, thus detracting from relative returns.

YEAR-TO-DATE PERFORMANCE REVIEW

The Fund outperformed the Combined Index by 9.5 percentage points year to date. The Fund’s higher allocation to equities than the Combined Index contributed to overall results.

EQUITY PORTFOLIO

•	Energy sector holdings performed well (up 27% versus up 8% for the S&P 500 sector), led by Schlumberger (up 43%), Baker Hughes (up 35%), and Occidental Petroleum (up 33%).

•

A higher average weighting in the Consumer Discretionary sector (19% versus 9% for the S&P 500 sector) had a positive effect. Liberty Interactive (up 252%), Sony (up 34%), News Corp. (up 34%), and Time Warner (up 33%) were strong performers.

•	Additional contributors included Sprint Nextel (up 116%), Motorola (up 94%), Dow Chemical (up 78%), eBay (up 69%), and Maxim Integrated Products (up 65%).

•	A lower average weighting in the Financials sector (10% versus 13% for the S&P 500 sector) detracted. Citigroup (down 45% to date of sale) and Sallie Mae (down 2%) were weak.

•	A much higher average weighting in the Health Care sector (28% versus 14% for the S&P 500 sector) hurt results, as the sector was relatively weak. UnitedHealth was down 6%.

•	Additional detractors included Hitachi (down 22%), Wal-Mart (down 11%), Xerox (down 1%), and Comcast (up 1%).

FIXED INCOME PORTFOLIO

•

The portfolio’s significant Corporate sector overweight enhanced relative returns with the performance recovery of the sector starting in the spring. In addition, many corporate holdings performed extremely well, including Dillard’s, Ford Motor Credit, GMAC, Macy’s, and Time Warner.

•	The portfolio’s GSE-guaranteed MBS holdings performed extremely well on an absolute and relative basis.

•	The portfolio’s sizable nominal yield advantage enhanced returns, as did its underweight position in U.S. Treasuries, given that sector’s underperformance.

ADDITIONAL REPORTING

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2009

[1]

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/ or interest income and, unlike Fund returns, do not reflect fees or expenses. The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index (S&P 500), which is a widely recognized, unmanaged index of common stock prices, and 40% of the Barclays Capital Aggregate Bond Index (BCAG), which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

[2]	The U.S. government does not guarantee the Fund’s shares, yield, or net asset value. The guarantee does not eliminate market risk.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

Barclays Capital® is a trademark of Barclays PLC.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

09/09 BF FS

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• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Information Kit
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

OBJECTIVES

•   The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

STRATEGY

•   The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

FUND FACTS
Fund Inception Date	January 3, 1989
Total Net Assets (as of 9/30/2009)	$17.9 billion
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.44%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	10%
Ticker Symbol	DODIX
CUSIP	256210105
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox® . All rights reserved.

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• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

STANDARDIZED RETURNS

as of September 30, 2009 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Income Fund	17.88%	6.59%	5.28%	6.63%	7.51%
BCAG Index	10.56%	6.41%	5.13%	6.30%	7.20%

FUND CHARACTERISTICS

as of September 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$12.89
Total Net Assets (billions)	$17.9
30-Day SEC Yield(a)	4.67%
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.44%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	10%
Fund Inception	1989

PORTFOLIO CHARACTERISTICS	FUND	BCAG
Number of Fixed Income Securities	501	8,492
Effective Maturity (years)	6.5	6.6
Effective Duration (years)	3.7	4.4

FIVE LARGEST CORPORATE ISSUERS (%)(c)		FUND
Ford Motor Credit Co.		2.7
Time Warner, Inc.		2.3
GMAC, Inc.		2.2
Bank of America Corp.		2.2
Xerox Corp.		2.2

CREDIT QUALITY (%)(d)	FUND	BCAG
U.S. Government and Government Related	48.2	72.9
Aaa	1.4	5.4
Aa	3.1	3.8
A	12.0	9.8
Baa	20.3	8.1
Ba	4.4	0.0
B	0.4	0.0
Caa	4.5	0.0
Ca	2.3	0.0
C	0.0	0.0
Cash Equivalents	3.4	0.0
Average Quality	Aa3	Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION (%)	FUND	BCAG
U.S. Treasury & Government Related	8.8	35.2
Mortgage-Related Securities	41.3	37.8
Asset-Backed Securities/CMBS(b)	1.4	3.7
Corporate	45.1	19.1
Non-Corporate Yankee	0.0	4.2
Cash Equivalents	3.4	0.0

MATURITY DIVERSIFICATION (%)	FUND	BCAG
0-1 Years to Maturity	7.9	0.0
1-5	46.9	54.8
5-10	33.8	33.7
10-15	1.2	3.2
15-20	1.3	1.9
20-25	5.2	1.8
25 and Over	3.7	4.6

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the BCAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The BCAG’s credit quality ratings are from Barclays Capital and reference Moody’s, Standard & Poor’s and Fitch ratings. The BCAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the BCAG methodology, the Fund’s average credit quality would be A1. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Barclays Capital Aggregate Bond (BCAG) Index is an unmanaged index of U.S. dollar-denominated, investment-grade fixed-income securities. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. Barclays Capital® is a trademark of Barclays PLC.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective

•   The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

•   The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage- and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs), and others rated A or better by S&P, Moody’s, or Fitch. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB or lower.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers, and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield, and capital appreciation potential.

GENERAL INFORMATION
Net Asset Value Per Share	$12.89
Total Net Assets (billions)	$17.9
30-Day SEC Yield(a)	4.67%
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.44%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	10%
Fund Inception	1989

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 16 years.

PORTFOLIO CHARACTERISTICS	Fund	BCAG
Number of Fixed Income Securities	501	8,492
Effective Maturity (years)	6.5	6.6
Effective Duration (years)	3.7	4.4

FIVE LARGEST CORPORATE ISSUERS (c)		Fund
Ford Motor Credit Co.		2.7%
Time Warner, Inc.		2.3
GMAC, Inc.		2.2
Bank of America Corp.		2.2
Xerox Corp.		2.2

CREDIT QUALITY (d)	Fund	BCAG
U.S. Government & Government Related	48.2%	72.9%
Aaa	1.4	5.4
Aa	3.1	3.8
A	12.0	9.8
Baa	20.3	8.1
Ba	4.4	0.0
B	0.4	0.0
Caa	4.5	0.0
Ca	2.3	0.0
C	0.0	0.0
Cash Equivalents	3.4	0.0
Average Quality	Aa3	Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	BCAG
U.S. Treasury & Government Related	8.8%	35.2%
Mortgage-Related Securities	41.3	37.8
Asset-Backed Securities/CMBS(b)	1.4	3.7
Corporate	45.1	19.1
Non-Corporate Yankee	0.0	4.2
Cash Equivalents	3.4	0.0

MATURITY DIVERSIFICATION	Fund	BCAG
0-1 Years to Maturity	7.9%	0.0%
1-5	46.9	54.8
5-10	33.8	33.7
10-15	1.2	3.2
15-20	1.3	1.9
20-25	5.2	1.8
25 and Over	3.7	4.6

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the BCAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s or Fitch rating is reported. If unrated, the investment manager determines a comparable rating. The BCAG’s credit quality ratings are from Barclays Capital and reference Moody’s, Standard & Poor’s, and Fitch ratings. The BCAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the BCAG methodology, the Fund’s average credit quality would be A1. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return*

For periods ended September 30, 2009	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Income Fund	17.88%	6.59%	5.28%	6.63%	7.51%
BCAG Index	10.56	6.41	5.13	6.30	7.20

The Dodge & Cox Income Fund had a total return of 5.8% for the third quarter of 2009, compared to a total return of 3.7% for the Barclays Capital Aggregate Bond Index (BCAG). For the nine months ended September 30, 2009, the Fund had a total return of 14.1%, compared to 5.7% for the BCAG. At quarter end, the Fund had net assets of $17.9 billion with a cash position of 3.4%.

MARKET COMMENTARY

U.S. equity and credit markets extended the gains achieved in the second quarter, fueled by an improving economic backdrop, the continuation of accommodative U.S. monetary and fiscal policies, and a receding of the financial sector crisis. The U.S. economic recovery appeared to be under way: evidence included a rebound in manufacturing and service sector activity, growing personal consumption, and an improvement in housing sector activity. Nevertheless, the economy remained in a weakened state, with the unemployment rate at a 26-year high of 9.8% and suboptimal credit conditions from both the borrower and lender perspective.

Despite encouraging recent news on the economy, U.S. Treasury yields generally fell quarter over quarter. The U.S. Treasury sector produced a 2.1% quarterly return1, driven by small price gains and supplemented by income earned. Meanwhile, the corporate bond rally that began in March continued unabated: investment-grade corporates recorded a quarterly return of 8.1%, while high-yield corporates returned 14.2%. Financial sector issuers’ securities benefited particularly from the improved environment and somewhat greater regulatory certainty.

Government Sponsored Enterprise (GSE)-guaranteed2 mortgage backed securities (MBS) continued their strong run, posting a 2.3% quarterly return and outperforming short-duration Treasuries for a fifth consecutive quarter. Meanwhile, the improving conditions in the securitized markets, aided by government support and recovering investor risk appetite, led the commercial mortgage-backed securities (CMBS) and asset-backed securities (ABS) sectors to strong returns of 12.7% and 6.3%, respectively.

THIRD QUARTER PERFORMANCE REVIEW

The Fund outperformed the BCAG by 2.1 percentage points for the third quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

The Fund’s significant Corporate sector overweight (49% at the beginning of the quarter versus 19% for the BCAG) meaningfully benefited relative returns, as the Corporate sector strongly outperformed other major bond market sectors.

•

Many Corporate holdings performed extremely well: AIG, Dillard’s, Ford Motor Credit, GMAC, Macy’s, Xerox, and cumulative capital securities from Bank of America and JPMorgan were notable individual contributors.

•	The Fund’s GSE-guaranteed MBS holdings posted solid absolute and relative returns.

•	The Fund’s sizable nominal yield advantage enhanced returns, as did its underweight position in U.S. Treasuries (both on a market value and duration[3] basis).

KEY DETRACTORS FROM RELATIVE RESULTS

•	The Fund holds no CMBS and very little ABS, both of which continued to perform strongly (though they represent a very small component of the BCAG).

•	Weak performance from SLM Corp. (Sallie Mae) hurt relative returns.

YEAR-TO-DATE PERFORMANCE REVIEW

The Fund outperformed the BCAG by 8.3 percentage points year to date.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

The Fund’s significant overweight position in corporate bonds enhanced relative returns with the meaningful performance recovery of the sector starting in the spring. We continued to build the Fund’s corporate bond weighting in the first half of 2009, which further benefited returns.

•	Many corporate holdings performed extremely well, including Dillard’s, Ford Motor Credit, GMAC, HCA, Health Net, Macy’s, and Xerox.

•	The Fund’s GSE-guaranteed MBS holdings performed extremely well relative to the overall MBS sector and U.S. Treasury alternatives.

•	The Fund’s sizable nominal yield advantage enhanced returns, as did its underweight position in U.S. Treasuries, given that sector’s underperformance.

KEY DETRACTORS FROM RELATIVE RESULTS

•	The Fund holds no CMBS and very little ABS, both of which performed strongly year to date.

•	Weak performance from Bank of America cumulative capital securities hurt relative returns.

ADDITIONAL REPORTING

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2009

[1]	Sector returns as calculated and reported by Barclays Capital.
[2]	The U.S. Government does not guarantee the Fund’s shares, yield, and net asset value. The guarantee does not eliminate market risk.
[3]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses. The Barclays Capital Aggregate Bond Index (BCAG) is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Barclays Capital® is a trademark of Barclays PLC.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

09/09 IF FS

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Download Forms	Download Literature	Order Forms & Literature	Tax Information	RELATED DOCUMENTS
• Prospectus
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- IRA Application

DODGE & COX STOCK FUND

•	Fact Sheet and Commentary dated September 30, 2009

•	Portfolio Holdings dated September 30, 2009

•	Semi-Annual Report dated June 30, 2009

•	First Quarter Report dated March 31, 2009

•	Annual Report dated December 31, 2008

•	Third Quarter Report dated September 30, 2008

DODGE & COX GLOBAL STOCK FUND

•	Fact Sheet and Commentary dated September 30, 2009

•	Portfolio Holdings dated September 30, 2009

•	Semi-Annual Report dated June 30, 2009

•	First Quarter Report dated March 31, 2009

•	Annual Report dated December 31, 2008

•	Third Quarter Report dated September 30, 2008

DODGE & COX INTERNATIONAL STOCK FUND

•	Fact Sheet and Commentary dated September 30, 2009

•	Portfolio Holdings dated September 30, 2009

•	Semi-Annual Report dated June 30, 2009

•	First Quarter Report dated March 31, 2009

•	Annual Report dated December 31, 2008

•	Third Quarter Report dated September 30, 2008

DODGE & COX BALANCED FUND

•	Fact Sheet and Commentary dated September 30, 2009

•	Portfolio Holdings dated September 30, 2009

•	Semi-Annual Report dated June 30, 2009

•	First Quarter Report dated March 31, 2009

•	Annual Report dated December 31, 2008

•	Third Quarter Report dated September 30, 2008

DODGE & COX INCOME FUND

•	Fact Sheet and Commentary dated September 30, 2009

•	Portfolio Holdings dated September 30, 2009

•	Semi-Annual Report dated June 30, 2009

•	First Quarter Report dated March 31, 2009

•	Annual Report dated December 31, 2008

•	Third Quarter Report dated September 30, 2008

DODGE & COX FUNDS

•	Dodge & Cox Proxy Voting Policy dated February 13, 2009

•	Funds’ Proxy Report (N-PX) dated June 30, 2009

•	Dodge & Cox Investment Managers Brochure

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

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